Exhibit 99.2

Xiao-I Announces Closing of Initial Public Offering

SHANGHAI, China, March 13, 2023 (GLOBE NEWSWIRE) -- Xiao-I Corporation (Nasdaq: AIXI) (“Xiao-I” or the “Company”), a leading cognitive artificial intelligence enterprise in China, today announced the closing of its initial public offering of 5,700,000 American Depositary Shares (the “ADSs”) at a price of US$6.8 per ADS for total proceeds of US$38.76 million. Each ADS represents one third of an ordinary share of the Company. Xiao-I’s ADSs are listed on the Nasdaq Global Market under the ticker symbol “AIXI”.

Prime Number Capital LLC acted as sole global coordinator, lead left underwriter and lead book-running manager for the offering. Guotai Junan Securities (Hong Kong) Limited acted as joint underwriter for the offering. SBI China Capital Financial Services Limited and AC Sunshine Securities LLC acted as co-managers. Squire Patton Boggs (US) LLP acted as counsel to the Company, and Robinson & Cole LLP acted as counsel to Prime Number Capital LLC. Jingtian & Gongcheng acted as PRC counsel to the Company.

The Company has granted the underwriters an option during the 45-day period of the offering to purchase up to 855,000 additional ADSs at the initial public offering price. The total proceeds from the offering are expected to be approximately US$44.57 million if the underwriters exercise their option to purchase additional ADSs in full.

The offering was made only by means of a final prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from Prime Number Capital LLC by email at info@pncps.com.

A registration statement related to the offering was filed with the U.S. Securities and Exchange Commission and declared effective on March 8, 2023. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

The Blueshirt Group

Ms. Feifei Shen

Phone: +86 134-6656-6136

Email: feifei@blueshirtgroup.com

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: jack@blueshirtgroup.com

Ms. Miranda Tian

Phone: +86 135-2551-1189

Email: miranda@blueshirtgroup.com